AMENDING AGREEMENT NO. 2

                   MEMORANDUM OF AGREEMENT made as of September 26, 2016.

B E T W E E N:

HUDBAY PERÚ S.A.C.,
as Borrower,

- and -

CERTAIN OF ITS AFFILIATES,
as Guarantors, Material Subsidiaries, Restricted Subsidiaries and/or Obligors,

 - and -

THE BANK OF NOVA SCOTIA,
as Administrative Agent,

 - and -

THE LENDERS FROM TIME TO TIME
PARTY TO THE CREDIT AGREEMENT.

                   WHEREAS the Borrower, certain of its Affiliates, the Agent and certain financial institutions as lenders entered into an amended and restated credit agreement dated as of March 30, 2016, as amended by an amending agreement no. 1 dated as of June 17, 2016 (as further amended, modified, supplemented or replaced to the date hereof, the "Credit Agreement");

                   AND WHEREAS the parties hereto wish to further amend the Credit Agreement;

                   NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises, the covenants herein contained and for other valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties), the parties hereto agree as follows:

1.        Interpretation

            (a)        All words and expressions defined in the Credit Agreement and not otherwise defined in this Agreement have the meaning specified in the Credit Agreement, as amended by this Agreement (notwithstanding the application of Section 2).

            (b)        Sections 1.2, 1.3, 1.4 and 13.2 of the Credit Agreement are incorporated herein by reference.

            (c)        Unless expressly stated otherwise, all references herein to sections of an agreement other than this Agreement shall be to sections of the Credit Agreement.

            (d)        Section headings are for convenience only.

2.        Effective Date

                          The amendments set forth in Section 3 herein shall be effective on and as of the date the conditions set forth in Section 5 have been satisfied.

3.        Amendments to the Credit Agreement

            (a)        Section 1.1 of the Credit Agreement is hereby amended by adding the following new definition, to appear in the applicable alphabetical order therein:

""BNS Peru" means Scotiabank Perú S.A.A."

            (b)        The definition "Issuing Banks" in Section 1.1 of the Credit Agreement is hereby amended by deleting such definition in its entirety and replacing it with the following:

""Issuing Banks" means, for the time being, either BNS, BNS Peru and/or CIBC. If all of BNS, BNS Peru and CIBC cease to be Issuing Banks, a successor shall be agreed to by the Borrower and the Required Lenders, acting reasonably."

            (c)        The definition of “L/C” or “Letter of Credit” in Section 1.1 of the Credit Agreement is hereby amended by deleting reference therein to “either of the Issuing Banks” and replacing it with “any of the Issuing Banks”.

            (d)        Section 2.5(a) of the Credit Agreement is hereby amended by deleting reference in the second sentence therein to

“provided that no response shall be effective unless such Lender has provided the same response” and replacing it with the following: “provided that no such response shall be effective unless such Lender and/or any of its Affiliates who are Lenders (as defined in the Hudbay ARCA) under the Hudbay ARCA have collectively provided the same response”.

            (e)        Section 2.5(d)(i)(A) of the Credit Agreement is hereby amended by deleting such Section in its entirety and replacing it with the following: (with strikethrough words deleted and underlined words added):

"(A)

Any Accepting Lender may, at its option, acquire all or any portion of the rights and obligations of the Declining Lenders under the Loan Documents (all of such rights and obligations being herein called the "Available Amount") by giving written notice to the Agent (an "Acquisition Notice") of the portion of the Available Amount which it is prepared to acquire (the "Desired Acquisition Amount") provided that it and/or any of its Affiliates who are Lenders (as defined in the Hudbay ARCA) under the Hudbay ARCA have collectively ~~has~~ provided an identical Acquisition  Notice (as defined in the Hudbay ARCA) (with only such changes as are necessary to reflect the involvement of such Affiliate) under Section 2.5 of Hudbay ARCA. Such Acquisition Notice shall be given within 10 days following the giving of the Acquisition Request Notice by the Borrowers to the Agent (such deadline being herein called the "Acquisition Deadline"). If only one Accepting Lender gives an Acquisition Notice to the Agent or if more than one Accepting Lender gives an Acquisition Notice to the Agent but the aggregate of their Desired Acquisition Amounts is less than or equal to the Available Amount, then each such Accepting Lender shall be entitled to acquire its Desired Acquisition Amount of the rights and obligations of the Declining Lenders under the Loan Documents. If more than one Accepting Lender gives an Acquisition Notice to the Agent and the aggregate of the Desired Acquisition Amounts is greater than the Available Amount, then each such Accepting Lender shall be entitled to acquire a pro rata share of the rights and obligations of the Declining Lenders under the Loan Documents, such pro rata share being determined based on the relative Desired Acquisition Amount of each such Accepting Lender."

            (f)        Section 11.2(a)(vi) of the Credit Agreement is amended by deleting such Section in its entirety and replacing it with the following:

"(vi)	unless an Event of Default has occurred and is continuing, no assignment shall be permitted unless immediately following such assignment:

(A)

the aggregate Applicable Percentage of the assigning Lender together with the Applicable Percentage held by any Lender which is its Affiliate will be equal to the aggregate Applicable Percentage (as defined in the Hudbay ARCA) of the assigning Lender together with the Applicable Percentage (as defined in the Hudbay ARCA) held by any Lender which is its Affiliate under the Hudbay ARCA; and

(B)

the aggregate Applicable Percentage of the applicable Eligible Assignee together with the Applicable Percentage held by any Lender which is its Affiliate will be equal to the aggregate Applicable Percentage (as defined in the Hudbay ARCA) of the applicable Eligible Assignee together with the Applicable Percentage (as defined in the Hudbay ARCA) held by any Lender which is its Affiliate under the Hudbay ARCA; and"

            (g)        Section 11.2(c) of the Credit Agreement is amended by deleting subparagraphs (i) and (ii) therein and replacing it with the following:

“(i) the aggregate of each assigning Lenders’ Applicable Percentage together with the Applicable Percentage held by any Lender which is its Affiliate will be equal to the aggregate of such assigning Lender’s Applicable Percentage (as defined in the Hudbay ARCA) together with the Applicable Percentage (as defined in the Hudbay ARCA) held by any Lender which is its Affiliate under the Hudbay ARCA; and

(ii) the aggregate of the applicable Increasing Canadian Lenders and New Canadian Accordion Lenders’ Applicable Percentage together with the Applicable Percentage held by any Increasing Canadian Lender or New Canadian Accordion Lender which is its Affiliate will be equal to the aggregate of the applicable Increasing Canadian Lenders and New Canadian Accordion Lenders’ Applicable Percentage (as defined in the Hudbay ARCA) together with the Applicable Percentage (as defined in the Hudbay ARCA) held by any Increasing Canadian Lender or New Canadian Accordion Lender which is its Affiliate under the Hudbay ARCA;

in each case after giving effect to the increase (or purported increase) under the Hudbay ARCA and the assignment and sale contemplated thereby.”

            (h)        Schedule A of the Credit Agreement is hereby amended by deleting such Schedule in its entirety and replacing it with Schedule A hereto.

4.        Representations & Warranties

                                 Each Obligor represents and warrants to the Agent and the Lenders, acknowledging and confirming that the Agent and the Lenders are relying thereon without independent inquiry, that:

(a)

the representations and warranties set forth in the Loan Documents and given by it are true and correct in all material respects on and as of the date hereof (except to the extent such representations and warranties relate to a specific date, in which case such representations and warranties shall have been true and correct in all material respects on and as of such date); and

(b)	no Default or Event of Default has occurred and is continuing nor shall any Default or Event of Default result from the execution, delivery or performance of this Agreement.

5.        Conditions Precedent

                                 Section 3 of this Agreement shall not be effective until satisfaction or waiver of the following conditions, each to the satisfaction of the Lenders:

(a)	this Agreement shall be executed and delivered by the parties hereto;

(b)	the representations and warranties set forth in Section 4 of this Agreement shall be true and correct;

(c)	no Default or Event of Default shall have occurred and be continuing; and

(d)	the Agent shall have received such other documents as the Lenders may reasonably require.

The conditions set forth in this Section 5 are inserted for the sole benefit of the Lenders and may be waived, in whole or in part by the Lenders, with or without terms or conditions.

6.        Confirmation of Security, etc.

                          Each Obligor hereby confirms that each of the Security Documents which it has delivered to the Agent and the Lenders:

(a)

remains in full force and effect as general and continuing collateral security over all of the assets, property and undertaking of such Obligor, whether now or in the future owned or acquired, and the security interests, mortgages, charges, liens, assignments, transfers and pledges granted in favour of the Agent and the Lenders pursuant to the Security Documents continue to secure all of the debts, liabilities and obligations of such Obligor to the Agent and the Lenders now or hereafter arising, to the extent provided therein; and

(b)	is enforceable against it by the Agent in accordance with its terms.

7.        Miscellaneous

            (a)        The parties hereto agree that this Agreement shall be a Loan Document.

            (b)        With the exception of the foregoing amendments, the Credit Agreement shall continue in full force and effect, unamended.

            (c)        This Agreement and the Credit Agreement shall enure to the benefit of and be binding upon the parties, their successors and any permitted assigns.

            (d)        This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

            (e)        This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

            (f)        The Obligors shall promptly cure any default in its execution and delivery of this Agreement. The Obligors, at the expense of the Borrower, will promptly execute and deliver, or cause to be executed and delivered, to the Agent, upon reasonable request, all such other and further documents, agreements, certificates and instruments in compliance with, or accomplishment of the covenants and agreements of the Obligors hereunder or more fully to state the obligations of the Obligors as set out herein or in the Credit Agreement or to make any recording, file any notice or obtain any consents, all as may be necessary or appropriate in connection therewith.

            (g)        Time is of the essence of this Agreement.

                          IN WITNESS WHEREOF, the Parties have duly executed this Agreement.

HUDBAY PERU S.A.C.

By:	“Gregory Dryden”

Name: Gregory Dryden
Title: Chief Financial Officer

HUDBAY MINERALS INC.

By:	“Patrick Donnelly”

Name: Patrick Donnelly
Title: Vice President and General Counsel

By:	“Jon Douglas”

Name: Jon Douglas
Title: Treasurer

HUDSON BAY MINING AND SMELTING CO., LIMITED

By:	“Patrick Donnelly”

Name: Patrick Donnelly
Title: Vice President, General Counsel and Corporate Secretary

Signature Page to Amending Agreement No. 2 (Peru)

HUDBAY MARKETING & SALES INC.

By:	“Patrick Donnelly”

Name: Patrick Donnelly
Title: Vice President, General Counsel and Corporate Secretary

HUDSON BAY EXPLORATION AND DEVELOPMENT COMPANY LIMITED

By:	“Patrick Donnelly”

Name: Patrick Donnelly
Title: Vice President, General Counsel and Corporate Secretary

HUDBAY PERU INC.

By:	“Patrick Donnelly”

Name: Patrick Donnelly
Title: Secretary

HUDBAY (BVI) INC.

By:	“Gregory Dryden”

Name: Gregory Dryden
Title: Treasurer

Signature Page to Amending Agreement No. 2 (Peru)

6502873 CANADA INC.

By:	“Patrick Donnelly”

Name: Patrick Donnelly
Title: Vice President, General Counsel and Corporate Secretary

8988277 CANADA INC.

By:	“Patrick Donnelly”

Name: Patrick Donnelly
Title: Vice President and General

HUDBAY ARIZONA CORPORATION

By:	“Patrick Donnelly”

Name: Patrick Donnelly
Title: Vice President, General Counsel and Corporate Secretary

COBRE VERDE DE MEXICO, S.A. DE C.V.

By:	“Patrick Merrin”

Name: Patrick Merrin
Title: President

Signature Page to Amending Agreement No. 2 (Peru)

HUDBAY ARIZONA (CANADA) CORPORATION

By:	“Patrick Donnelly”

Name: Patrick Donnelly
Title: Vice President, General Counsel and Corporate Secretary

HUDBAY ARIZONA (BARBADOS) SRL

By:	“Gregory Dryden”

Name: Gregory Dryden
Title: Treasurer

HUDBAY ARIZONA (US) CORPORATION

By:	“Patrick Merrin”

Name: Patrick Merrin
Title: Director and Vice President, Arizona Business Unit

HUDBAY ARIZONA (US) HOLDING CORPORATION

By:	“Patrick Merrin”

Name: Patrick Merrin
Title: Director and Vice President, Arizona Business Unit

Signature Page to Amending Agreement No. 2 (Peru)

COBRE VERDE DEVELOPMENT CORPORATION

By:	“Patrick Merrin”

Name: Patrick Merrin
Title: Director and Vice President, Arizona Business Unit

ROSEMONT COPPER COMPANY

By:	“Patrick Merrin”

Name: Patrick Merrin
Title: Director and Vice President, Arizona Business Unit

SAN RITA PROPERTIES, LLC, an Arizona Limited Liability Company by ROSEMONT COPPER COMPANY, an Arizona Corporation, Member

By:	“Patrick Merrin”

Name: Patrick Merrin
Title: Director and Vice President, Arizona Business Unit

Signature Page to Amending Agreement No. 2 (Peru)

SAN RITA SOUTH, LLC, an Arizona Limited Liability Company by ROSEMONT COPPER COMPANY, an Arizona Corporation, Member

By:	“Patrick Merrin”

Name: Patrick Merrin
Title: Director and Vice President, Arizona Business Unit

DAWSON PROPERTIES, LLC, an Arizona Limited Liability Company by ROSEMONT COPPER COMPANY, an Arizona Corporation, Member

By:	“Patrick Merrin”

Name: Patrick Merrin
Title: Director and Vice President, Arizona Business Unit

WILMOT JUNCTION, LLC, an Arizona Limited Liability Company by ROSEMONT COPPER COMPANY, an Arizona Corporation, Member

By:	“Patrick Merrin”

Name: Patrick Merrin
Title: Director and Vice President, Arizona Business Unit

Signature Page to Amending Agreement No. 2 (Peru)

Administrative Agent

THE BANK OF NOVA SCOTIA, as Administrative Agent

By:	“Clement Yu”

Name: Clement Yu
Title: Director

By:	“Ryan Moonilal”

Name: Ryan Moonilal
Title: Analyst

The Lenders

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender

By:	“Peter Rawlins”

Name: Peter Rawlins
Title: Executive Director

By:	“Scott Curtis”

Name: Scott Curtis
Title: Managing Director

Signature Page to Amending Agreement No. 2 (Peru)

THE BANK OF NOVA SCOTIA, as Lender

By:	“Ray Clarke”

Name: Ray Clarke
Title: Managing Director

By:	“Patricia Cernes-Banner”

Name: Patricia Cernes-Banner
Title: Associate Director

ING CAPITAL LLC

By:	“Remko van de Water”

Name: Remko van de Water
Title: Managing Director
By:	“Peter van Bemmelen”

Name: Peter van Bemmelen
Title: Vice President

BANK OF MONTREAL

By:	“Robert Wright”

Name: Robert H. Wright
Title: Director

Signature Page to Amending Agreement No. 2 (Peru)

ROYAL BANK OF CANADA

By:	“Strati Georgopoulos”

Name: Strati Georgopoulos
Title: Authorized Signatory

THE TORONTO-DOMINION BANK

By:	“Liza Straker”

Name: Liza Straker
Title: Director

By:	“Matthew Hendel”

Name: Matthew Hendel
Title: Managing Director

NATIONAL BANK OF CANADA

By:	“Allan Fordyce”

Name: Allan Fordyce
Title: Managing Director

By:	“David Torrey”

Name: David Torrey
Title: Managing Director

Signature Page to Amending Agreement No. 2 (Peru)

SCOTIABANK PERÚ S.A.A.

By:	“Miguel Madueno Buse”

Name: Miguel Madueno Buse
Title: Vicepresidente, Banca Corporativa

By:	“Giorgio Lanata Velez”

Name: Giorgio Lanata Velez
Title: Gerente de Relación, Banca Corporativa

Signature Page to Amending Agreement No. 2 (Peru)

S-1

Schedule A

LENDERS' APPLICABLE PERCENTAGES

Canadian Imperial Bank of Commerce	18.87% (original Commitment $37,735,849.06)

ING Capital LLC	18.87% (original Commitment $37,735,849.06)

The Bank of Nova Scotia	16.37% (original Commitment $32,735,849.06)

Bank of Montreal	12.58% (original Commitment $25,157,232.70)

Royal Bank of Canada	12.58% (original Commitment $25,157,232.70)

The Toronto-Dominion Bank	12.58% (original Commitment $25,157,232.70)

National Bank of Canada	5.66% (original Commitment $11,320,754.72)

Scotiabank Perú S.A.A.	2.50% (original Commitment $5,000,000.00)